                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            Reunion Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   761312 10 7
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2007
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
/ /.

NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 2 of 17 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,477,370**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,477,370**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,477,370**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    31.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    Consists of 779,420  Shares owned directly by  WebFinancial  and 4,697,950
      Pledged   Shares  that   WebFinancial   could  be  deemed  to   indirectly
      beneficially own as discussed in further detail in Item 4.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 3 of 17 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,477,370**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,477,370**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,477,370**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    31.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    Consists of 779,420  Shares owned directly by  WebFinancial  and 4,697,950
      Pledged   Shares  that   WebFinancial   could  be  deemed  to   indirectly
      beneficially own as discussed in further detail in Item 4.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 4 of 17 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,477,370**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,477,370**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,477,370**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    31.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    Consists of 779,420  Shares owned directly by  WebFinancial  and 4,697,950
      Pledged   Shares  that   WebFinancial   could  be  deemed  to   indirectly
      beneficially own as discussed in further detail in Item 4.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 5 of 17 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,477,370**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              5,477,370**
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    5,477,370**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    31.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**    Consists of 779,420  Shares owned directly by  WebFinancial  and 4,697,950
      Pledged   Shares  that   WebFinancial   could  be  deemed  to   indirectly
      beneficially own as discussed in further detail in Item 4.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 6 of 17 Pages
-----------------------                                   ----------------------

      The following  constitutes the Schedule 13D filed by the undersigned  (the
"Schedule 13D").

Item 1.     SECURITY AND ISSUER.

      This statement  relates to shares of the Common Stock, par value $.01 (the
"Shares"),  of Reunion  Industries,  Inc.  (the  "Issuer").  The  address of the principal  executive  offices of the Issuer is 11 Stanwix  Street,  Suite  1400,
Pittsburgh, Pennsylvania 15222.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This  statement  is  filed by  WebFinancial  Corporation,  a  Delaware corporation  ("WebFinancial"),  Steel  Partners  II,  L.P.,  a Delaware  limited partnership  ("Steel Partners II"),  Steel Partners,  L.L.C., a Delaware limited liability  company  ("Partners  LLC"), and Warren G.  Lichtenstein.  Each of the
foregoing  is  referred  to as a  "Reporting  Person"  and  collectively  as the
"Reporting Persons."

      WebFinancial  is a holding  company that may be deemed to be controlled by
Steel Partners II by virtue of Steel  Partners II's  ownership of  approximately
80% of  the  outstanding  capital  stock  of  WebFinancial.  Accordingly,  Steel
Partners II may be deemed to have a  beneficial  interest in the Shares that may be deemed to be beneficially owned by WebFinancial.  Steel Partners II disclaims beneficial  ownership of the Shares that may be deemed to be beneficially  owned by  WebFinancial  except to the extent of its pecuniary  interest  therein.  Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or
other   organization  in  which  such  employment  is  conducted,   of  each  of
WebFinancial's directors and executive officers, as of the date hereof.

      Partners  LLC is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein,
who  is  Chairman  of  the  Board,   Chief  Executive   Officer  and  Secretary.
Accordingly,  Partners  LLC  and  Mr.  Lichtenstein  may  be  deemed  to  have a beneficial interest in the Shares that may be deemed to be beneficially owned by
Steel  Partners  II.  Each  of  Partners  LLC  and  Mr.  Lichtenstein  disclaims beneficial  ownership of the Shares that may be deemed to be beneficially  owned by  Steel  Partners  II  except  to the  extent  of their  respective  pecuniary interests therein.

      (b) The principal business address of WebFinancial is 61 East Main Street,
Los Gatos, California 95031. The principal business address of each of the other
Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

      (c) The  principal  business  of  WebFinancial  is  specialty  banking and finance. The principal business of Steel Partners II is investing in securities.
The principal business of Partners LLC is acting as the general partner of Steel
Partners  II. The  principal  occupation  of Mr.  Lichtenstein  is  investing in securities.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 7 of 17 Pages
-----------------------                                   ----------------------

      (d) Neither  the  Reporting  Persons  nor any person  listed in Schedule A annexed  hereto has,  during the last five years,  been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither  the  Reporting  Persons  nor any person  listed in Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such  proceeding  was or is  subject  to a  judgment,  decree or final  order enjoining future violations of, or prohibiting or mandating  activities  subject to,  federal or state  securities  laws or finding any violation with respect to such laws.

      (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The  aggregate  purchase  price of the 779,420  Shares  owned  directly by
WebFinancial is $7,794.  These Shares were issued to WebFinancial  upon exercise of warrants  previously  issued to  WebFinancial in connection with certain loan arrangements  with the Issuer.  These Shares were acquired by WebFinancial  with its working  capital.  The aggregate  purchase  price of the  4,697,950  Pledged
Shares  (as  defined  below)  that  WebFinancial  could be deemed to  indirectly beneficially  own as  discussed  in  further  detail  in Item 4 is not  known by
WebFinancial.

Item 4.     PURPOSE OF TRANSACTION.

      In addition to the Shares reported herein, WebFinancial owns approximately
$17,992,600  principal  amount of the  Issuer's  13% Senior  Notes (the  "Senior
Notes")  and a junior  participation  interest in the  aggregate  amount of $6.1 million in the Issuer's loan facility with Wachovia Bank,  National  Association
(the "Participation Interest") and Steel Partners II owns $3.5 million principal amount of a 10% Senior Secured  Promissory  Note of the Issuer (the  "Promissory
Note" and  together  with the  Senior  Notes  and  Participation  Interest,  the
"Indebtedness").

      The Senior Notes were issued  pursuant to an Indenture  dated as of May 1,
1993 between  U.S.  Bank  National  Association,  as successor  Trustee to State
Street  Bank and Trust  Company  and The  First  National  Bank of  Boston  (the
"Trustee") and the Issuer,  as successor by merger to Chatwins  Group,  Inc., as amended through the date hereof (the  "Indenture").  WebFinancial is a holder of greater than a majority in the principal amount of the Senior Notes outstanding.
The Senior Notes are secured by collateral (the "Pledged Collateral")  including
4,697,950  Shares  (the  "Pledged  Shares")  pursuant  to  a  Securities  Pledge
Agreement  dated as of May 1,  1993 by and among the  pledgors  thereunder  (the
"Pledgors")  and the  Trustee,  as amended  through the date hereof (the "Pledge
Agreement").  Pursuant  to the terms of the  Pledge  Agreement,  the  Trustee as
Collateral Agent has been granted a first priority pledge and security  interest to and in the Pledged Shares.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 8 of 17 Pages
-----------------------                                   ----------------------

      On January 31, 2007, WebFinancial notified the Trustee in writing that, on account of the Issuer's  failure to make all required  payments of principal and interest as and when required under the Senior Notes,  the Issuer was in default under the Indenture and that the  occurrence of such default also  constituted a
"Realization Event" under the Pledge Agreement.  On account of the occurrence of a Realization  Event,  the voting rights and other  consensual  rights which the
Pledgors  would  otherwise  be  entitled  to  exercise  pursuant  to the  Pledge
Agreement ceased and became vested in the Trustee and all rights of the Pledgors to receive dividends and distributions to which they would otherwise be entitled pursuant to the Pledge  Agreement  ceased and became  vested in the Trustee (the foregoing rights being referred to herein as the "Trustee Rights").  Pursuant to the  Indenture,  WebFinancial  notified  the  Trustee to formally  exercise  the
Trustee  Rights  under the Pledge  Agreement  and to notify the  Pledgors of the occurrence of the  Realization  Event and the Trustee's  exercise of the Trustee
Rights. Furthermore, WebFinancial sent notification to the Trustee, as the owner of greater than a majority in principal  amount of the Senior Notes, to formally accelerate all indebtedness evidenced by the Senior Notes in accordance with the terms of the Indenture. The Trustee, by letter to the Pledgors dated February 2,
2007,  gave notice that a  Realization  Event had  occurred and that the Trustee
Rights have become  vested in the  Trustee.  The Trustee also gave notice of the
Realization  Event  to the  Issuer  and the  Issuer's  other  secured  creditors pursuant to a certain  Intercreditor and Subordination  Agreement dated December
3, 2003 (the  "Intercreditor  Agreement").  By this letter, the Trustee declared the  principal of and accrued but unpaid  interest on the Senior Notes to be due and payable and notified the Issuer and the secured creditors that,  pursuant to the  Intercreditor  Agreement,  the Trustee would have the right to take further action after 180 days.

      On September 20, 2007,  WebFinancial  sent a letter to the Trustee  which, among other things,  directed it to take the  following  action on behalf of all holders of the Senior Notes:

      1.    To notify the Pledgors of the continuation of the Realization  Event and the  Trustee's  continued  exercise of the Trustee  Rights  under the Pledge
Agreement.

      2.    To enforce  all  rights and  remedies  with  respect to the  Pledged
Collateral,  including the Trustee Rights,  and to thereafter at the appropriate time, as determined by WebFinancial,  foreclose on and sell or otherwise realize upon (judicially or  non-judicially)  the Pledged  Collateral in accordance with the Pledge Agreement and applicable law.

      3.    Immediately  commence  a suit  against  the Issuer for breach of the
Senior Note  obligations  and  foreclose on the  collateral  securing the Senior
Notes.

      To the extent that the September  20, 2007 letter  requires the Trustee to take action as  determined by  WebFinancial,  as opposed to in the Trustee's own independent judgment,  WebFinancial may be deemed to indirectly beneficially own the  Pledged  Shares.  To the extent  WebFinancial  may be deemed to  indirectly beneficially own the Pledged Shares, WebFinancial disclaims beneficial ownership of the Pledged Shares except to the extent of its pecuniary interest therein.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 9 of 17 Pages
-----------------------                                   ----------------------

      On or about August 22, 2007,  Steel  Partners II commenced suit in the New
York State Supreme  Court,  County of New York against the Issuer to collect all amounts  due under the  Promissory  Note and to  marshal  and  foreclose  on the collateral securing the Promissory Note.

      On or about  September 21, 2007,  Reunion  commenced  suit in the Court of
Common  Pleas of  Allegheny  County,  Pennsylvania  against  Steel  Partners II,
Partners  LLC and  WebFinancial,  together  with LC  Capital  Master  Fund  Ltd.
("Defendants").  The Issuer claims a  "conspiracy"  by the Defendants to acquire
"ownership  and  control"  of  the  Issuer.  Its  complaint  alleges  disclosure violations of Sections 13(d) and 16(a) of the  Securities  Exchange Act of 1934,
as amended, by all Defendants, fraud in the inducement by LC Capital with regard to various loans it made to the Issuer,  and fraud in the  administration of the loans  and the  breach  of  fiduciary  duty and the duty of good  faith and fair dealing  by all the  Defendants  with  regard  to the  loans and sale of same to
WebFinancial  and Steel  Partners II. No answer or  responsive  pleading has yet been filed.  WebFinancial  and Steel  Partners  II believe  that the suit has no merit and intend to vigorously defend against it.

      The Reporting  Persons purchased the Shares and Indebtedness of the Issuer for investment  purposes.  The Reporting  Persons reserve the right to cause the
Trustee to  liquidate  the  Pledged  Shares and apply the  proceeds  towards the repayment of the Senior Notes. The Reporting  Persons do not currently intend to submit  any  proposals  to  the  Issuer  for  consideration  by a  vote  of  the shareholders.  To the extent proposals are submitted by the Issuer for a vote of the  shareholders,  the  Reporting  Persons  intend to vote  their  Shares,  and instruct  the  Trustee  to vote the  Pledged  Shares,  in such a manner as would preserve  all rights and be in the best  interests  of the holders of the Senior
Notes.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of Schedule 13D except as set forth  herein.  The  Reporting  Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including,  without limitation,  forming an ad hoc committee of noteholders,  delivering  notices of default or  acceleration in connection with the Indebtedness, moving for the appointment of a receiver, trustee, examiner or the  like,  and  making  proposals  to  the  Issuer  concerning  changes  to the capitalization  of the  Issuer  so that all debt  obligations  of the  Issuer to
WebFinancial and Steel Partners II will be paid in full.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)   The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  17,419,019  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended June 30, 2007, as filed with the  Securities and
Exchange Commission on August 20, 2007.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 10 of 17 Pages
-----------------------                                   ----------------------

      As  of  the  close  of  business  on  September  28,  2007,   WebFinancial
beneficially  owned  directly  779,420  Shares and could be deemed to indirectly beneficially  own up to an additional  4,697,950  Pledged  Shares,  constituting approximately 31.4% of the Shares  outstanding.  WebFinancial could be deemed to indirectly  beneficially  own the Pledged  Shares for the reasons  discussed  in further detail in Item 4. Upon any  disposition of the Pledged  Shares,  each of the holders of the Senior Notes,  including  WebFinancial,  would be entitled to receive its pro-rata portion of the proceeds of such  disposition.  By virtue of their  relationships  with  WebFinancial  discussed  in  Item 2,  each of  Steel
Partners II, Partners LLC and Warren  Lichtenstein may be deemed to beneficially own the  5,477,370  Shares  that  may be  deemed  to be  beneficially  owned  by
WebFinancial.

      The filing of this Schedule 13D and any future amendments by the Reporting
Persons,  and the  inclusion of  information  herein and  therein,  shall not be considered  an admission  that any of such  persons,  for the purpose of Section
13(d) of the Securities Exchange Act of 1934, as amended, or otherwise,  are the beneficial  owners of any Shares in which such  persons do not have a  pecuniary interest.

      (b)   By virtue of their relationships with WebFinancial discussed in Item
2, Steel  Partners II,  Partners LLC and Warren  Lichtenstein  each has the sole power to vote and  dispose of the Shares  that may be deemed to be  beneficially owned by WebFinancial.

      (c)   There were no  transactions  in the  securities of the Issuer by the
Reporting  Persons or any person named in Schedule A annexed  hereto  during the past sixty days.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares reported herein;  PROVIDED,  HOWEVER, that in  addition to  WebFinancial,  the other  holders of the Senior  Notes would be entitled to receive on a pro-rata  basis  dividends  from,  or proceeds from any sale of, the Pledged Shares.

      (e)   Not applicable.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      Other than as otherwise described herein,  including the loan arrangements discussed in Item 4, there are no  contracts,  arrangements,  understandings  or relationships  among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1.    Joint Filing Agreement by and among WebFinancial Corporation,  Steel
            Partners  II,  L.P.,   Steel   Partners,   L.L.C.,   and  Warren  G.
            Lichtenstein, dated October 1, 2007.

      2.    Powers of Attorney.

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 11 of 17 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007                 WEBFINANCIAL CORPORATION

                                       By: /s/ James Henderson
                                           -------------------------------------
                                           Name: James Henderson
                                           Title: Chief Executive Officer

                                       STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           its General Partner

                                       By: /s/ Lauren Isenman
                                           -------------------------------------
                                           Lauren Isenman
                                           as Attorney-In-Fact for Warren G. Lichtenstein,
                                           Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Lauren Isenman
                                           -------------------------------------
                                           Lauren Isenman
                                           as Attorney-In-Fact for Warren G. Lichtenstein,
                                           Managing Member

                                       /s/ Lauren Isenman
                                       -----------------------------------------
                                       LAUREN ISENMAN
                                       as Attorney-In-Fact for Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 12 of 17 Pages
-----------------------                                   ----------------------

                                                SCHEDULE A

                                    DIRECTORS AND EXECUTIVE OFFICERS OF
                                         WEBFINANCIAL CORPORATION

      NAME AND POSITION                     PRESENT PRINCIPAL                       BUSINESS
      WITH WEBFINANCIAL                        OCCUPATION                            ADDRESS

Jack L. Howard,                      Principal of Mutual Securities,       c/o Steel Partners II, L.P.
  Chairman of the Board and Vice     Inc., a registered broker-dealer,     590 Madison Avenue, 32nd Floor
  President                          and Vice Chairman of Steel            New York, NY 10022
                                     Partners, Ltd., a management and
                                     advisory company

James R. Henderson,                  Operating Partner of Steel            c/o Steel Partners, Ltd.
  Director, Chief Executive          Partners, Ltd., a management and      590 Madison Avenue, 32nd Floor
  Officer, Chief Operating Officer   advisory company                      New York, NY 10022
  and President

Joseph L. Mullen,                    Managing Partner of Li Moran          c/o Li Moran International
  Director                           International,  Inc., a management    611 Broadway, Suite 722
                                     consulting company                    New York, NY 10012

Mark E. Schwarz,                     Managing Member of Newcastle          c/o Newcastle Capital Management, LP
  Director                           Capital Group, L.L.C., the General    200 Crescent Court, Suite 1400
                                     Partner of Newcastle Capital          Dallas, TX 75201
                                     Management, L.P., the General
                                     Partner of Newcastle Partners,
                                     L.P., a private investment firm

Howard Mileaf,                       Director of Neuberger Berman Mutual   64 Brookdale Court
  Director                           Funds                                 Highland Park, NJ 08904

Terry Gibson,                        Managing Director of SP Corporate     c/o SP Corporate Services, LLC
  Chief Financial Officer            Services, LLC, a management and       61 East Main Street
                                     advisory company                      Los Gatos, CA 95031

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 13 of 17 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

1.    Joint  Filing  Agreement  by  and  among  WebFinancial               14
      Corporation,  Steel Partners II, L.P., Steel Partners,
      L.L.C.  and  Warren G. Lichtenstein,  dated October 1,
      2007.

2.    Powers of Attorney.                                               15 to 17

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 14 of 17 Pages
-----------------------                                   ----------------------

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated October 1, 2007  (including amendments thereto) with respect to the Common Stock of Reunion Industries, Inc.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 1, 2007                 WEBFINANCIAL CORPORATION

                                       By: /s/ James Henderson
                                           -------------------------------------
                                           Name: James Henderson
                                           Title: Chief Executive Officer

                                       STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           its General Partner

                                       By: /s/ Lauren Isenman
                                           -------------------------------------
                                           Lauren Isenman
                                           as Attorney-In-Fact for Warren G. Lichtenstein,
                                           Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Lauren Isenman
                                           -------------------------------------
                                           Lauren Isenman
                                           as Attorney-In-Fact for Warren G. Lichtenstein,
                                           Managing Member

                                       /s/ Lauren Isenman
                                       -----------------------------------------
                                       LAUREN ISENMAN
                                       as Attorney-In-Fact for Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 15 of 17 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     --------------------------
                                        Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 16 of 17 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     --------------------------
                                        Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 761312 10 7                   13D                  Page 17 of 17 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,` the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------
    Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
    Managing Member                     --------------------------
                                        Warren G. Lichtenstein